Exhibit 99.1

New Gold Reports Strong Third Quarter Production and Reaffirms Annual Production Guidance

Provides Notice of Release of Third Quarter Results

TORONTO--(BUSINESS WIRE)--October 10, 2019--New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American: NGD) reports in-line third quarter operating results from the Rainy River and New Afton Mines, which positions the Company to achieve annual production guidance. (All amounts are in US dollars unless otherwise indicated.) The Company also announces that it will release its third quarter 2019 financial results before market open on Wednesday, November 6, 2019. A conference call and webcast will follow at 8:30 a.m. Eastern Time to discuss these results. (Details are provided at the end of this press release.)

Third Quarter and Recent Highlights

  Total production (excluding production from the Cerro San Pedro Mine) for the third quarter was 128,899 gold equivalent ounces (91,087 ounces of gold, 168,159 ounces of silver and 20.1 million pounds of copper). For the nine-month period, production was 384,719 gold equivalent ounces (255,701 ounces of gold, 455,977 ounces of silver and 61.2 million pounds of copper). Production is on track to meet annual guidance of 465,000 to 520,000 gold equivalent ounces.
  The Rainy River Mine reported gold equivalent production of 76,092 ounces (75,080 ounces of gold and 87,705 ounces of silver) for the quarter. For the nine-month period, production was 205,135 gold equivalent ounces (202,650 ounces of gold and 214,245 ounces of silver). Production is on track to meet annual guidance of between 250,000 to 275,000 gold equivalent ounces.
  The New Afton Mine delivered gold equivalent production of 52,807 ounces (16,007 ounces of gold and 20.1 million pounds of copper). For the nine-month period, production was 179,584 gold equivalent ounces (53,051 ounces of gold and 61.2 million pounds of copper). Production is on track to meet guidance of between 215,000 to 245,000 gold equivalent ounces.
  On August 30, the Company completed a bought deal financing for gross proceeds of C$150 million, the net proceeds of which were used primarily for debt repayment, with approximately $100 million of the Company’s 2022 senior unsecured notes purchased. Following the purchase, the Company had available liquidity of approximately $420 million, including $135 million in cash and cash equivalents.
  Mr. Ankit Shah was promoted to Vice President, Strategy and Business Development effective September 9, 2019. Mr. Shah joined the Company in 2010 and brings more than 15 years of experience in strategy, corporate development, capital allocation and investor relations, primarily within the mining industry.

“The Company has delivered another quarter of strong operational performance from both assets, which positions the Company to achieve its annual production guidance. I would like to congratulate the Rainy River team on delivering the fourth consecutive quarter of improved performance as we reposition the mine for long-term success. The New Afton team reported another solid quarter of in-line results as we continue to advance the development of the C-zone and unlock the long-term potential of that asset. As we enter the final quarter of this pivotal year, we have made significant progress at both operations, strengthened our balance sheet as we re-position the Company for long-term success and shareholder value creation.” stated Renaud Adams, CEO. “I am also very pleased to announce the promotion of Ankit Shah to Vice President, Strategy and Business Development. I am looking forward to continuing to work with Ankit as part of the senior leadership team as we advance our corporate strategy.”

Third Quarter Production Highlights

Gold Equivalent Produced[1] (oz)	Q3 2019	9M 2019	2019 Guidance
Rainy River	76,092	205,135	250,000 – 275,000
New Afton	52,807	179,584	215,000 – 245,000
Total Production	128,899	384,719	465,000 - 520,000
Gold Produced (oz)	Q3 2019	9M 2019
Rainy River	75,080	202,650	245,000 – 270,000
New Afton	16,007	53,051	55,000 - 65,000
Total Production	91,087	255,701	300,000 – 335,000
Copper Produced (Mlbs)	Q3 2019	9M 2019
New Afton Copper Produced (Mlbs)	20.1	61.2	75 – 85
  Gold equivalent ounces include silver and copper ounces produced converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. All copper is produced by the New Afton Mine. The ratio for Q3 2019 was calculated based on average spot market prices of $1,474 per gold ounce, $17.02 per silver ounce and $2.63 per copper pound. The ratio for 2019 Guidance was calculated based on spot price assumptions of $1,300 per gold ounce, $16.00 per silver ounce and $2.75 per copper pound, and a foreign exchange rate of 1.30 Canadian dollars to the US dollar.

Rainy River Mine Operational Highlights

Rainy River Mine	Q1 18	Q2 18	Q3 18	Q4 18	Q1 19	Q2 19	Q3 19
Tonnes mined per day (ore and waste)	112,432	107,416	102,290	111,507	111,679	114,544	111,078
Ore tonnes mined per day	36,296	36,043	30,439	32,054	15,739	21,368	18,220
Operating waste tonnes per day	54,321	43,570	23,333	67,406	62,955	82,488	75,206
Capitalized waste tonnes per day	21,816	27,802	48,518	12,047	32,986	10,688	17,652
Total waste tonnes per day	76,137	71,372	71,851	79,453	95,941	93,176	92,858
Strip ratio (waste:ore)	2.1	1.98	2.36	2.48	6.10	4.36	5.10
Tonnes milled per calendar day	17,534	16,549	16,962	20,668	19,725	21,117	24,500
Gold grade milled (g/t)	1.08	1.24	1.21	1.42	1.19	1.15	1.14
Gold recovery (%)	81	87	87	89	90	93	91
Mill availability (%)	77	74	76	80	89	88	88
Gold production (oz)	39,325	55,219	55,538	77,202	61,557	66,013	75,080
Gold eq. production[1] (oz)	40,016	55,984	56,275	78,074	62,278	66,765	76,092
  Gold equivalent ounces for Rainy River include silver ounces produced converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for Q3 2019 was calculated based on average spot market prices of $1,474 per gold ounce and $17.02 per silver ounce and includes 87,705 ounces of silver

  The mine reported gold equivalent production of 76,092 ounces (75,080 ounces of gold and 87,705 ounces of silver) for the quarter and is well positioned to achieve annual production guidance of between 250,000 to 275,000 gold equivalent ounces. Ore production during the quarter included planned lower grade ore from Phase 2 as well as remaining higher-grade ore from Phase 1, as mining operations continued the transition from Phase 1 to Phase 2 of the mine plan. As the ore from Phase 1 is now mined out as planned, grades mined in the fourth quarter are expected to decline and average between 0.8 and 1.0 grams per tonne.
  During the quarter, approximately 1.7 million ore tonnes and 8.5 million waste tonnes (including 1.6 million capitalized waste tonnes) were mined from the open pit at an average strip ratio of 5.1:1 as Phase 2 waste stripping continued to be prioritized during the quarter. Additionally, 2.6 million tonnes of out-pit material were mined during the quarter for use in the planned dam raises over the balance of the year.
  Mill throughput for the quarter averaged 24,500 tonnes per day, the first full quarter the mill operated at the target range of 24,000 tonnes per day. Mill availability for the quarter averaged 88%, achieving target levels as all major mill upgrades are substantially completed. As the mill has demonstrated consistent operations at target levels, there remains potential for further increases in mill throughput as mill availability improves over the coming quarters.
  Gold recovery averaged 91% for the quarter, in-line with plan. Efforts continue to focus on achieving additional circuit optimizations as well as the commissioning of the gravity circuit, which could further improve recoveries.
  Construction activities continued during the quarter, which included the advancement of the Stage 2 Tailings Management Area (TMA) dam construction, renovation of the recently purchased camp facility, installation of wick drains for stabilization of the east waste dump as well as final commissioning of the water treatment plant. The maintenance and warehouse facilities have been rescoped to a smaller scale project and construction works are currently underway.
  During the second half of the quarter, the operation experienced periods of significant rainfall, averaging more than 60% above the 30-year average for Q3, causing an increase in the water levels in the TMA. Over the next few weeks and until construction of Stage 2 of the TMA is completed in late October, the mine will prioritize management of the water levels in the TMA, which may cause sporadic interruptions of the processing facilities and/or reduced throughput. Water is currently being transferred from the TMA to the water management pond via the recently commissioned water treatment plant. Rainwater is also being diverted from site where possible.
  During the quarter, the Company continued to advance a comprehensive mine optimization study that includes a review of alternative open pit and underground mining scenarios with the overall objective of reducing capital and improving the return on investment over the life of the mine. Results are now scheduled for release during the first quarter of 2020, but by no later than mid-February, in conjunction with the Mineral Reserves and Resources update and the Company’s 2020 guidance estimates.
  As operational performance has improved over the past four quarters, the focus is now shifting from stabilizing operations to optimizing operational and cost performance. To support that initiative, the Company expects to engage an external consultant to support improved overall equipment efficiencies with the objective of optimizing open pit mining productivity and unit cost performance.
  Exploration activities continued in the third quarter, which included reconnaissance work in the northeastern portion of the broader Rainy River land package with the objective of identifying targets for follow up drilling in 2020.

New Afton Mine Operational Highlights

New Afton Mine	Q1 18	Q2 18	Q3 18	Q4 18	Q1 19	Q2 19	Q3 19
Tonnes mined per day (ore and waste)	16,751	13,654	17,105	17,099	15,824	16,357	15,773
Tonnes milled per calendar day	14,333	14,804	14,518	15,012	14,759	14,992	15,572
Gold grade milled (g/t)	0.57	0.50	0.55	0.51	0.50	0.53	0.43
Gold recovery (%)	84	86	85	84	83	83	80
Gold production (oz)	19,998	18,637	19,916	18,778	17,841	19,203	16,007
Copper grade milled (%)	0.94	0.82	0.89	0.82	0.80	0.86	0.76
Copper recovery (%)	83	83	83	83	83	83	84
Copper production (Mlbs)	22.2	20.4	21.7	20.8	19.5	21.6	20.1
Gold equivalent production[1] (oz)	73,717	68,340	70,416	67,191	60,986	65,791	52,807
  Gold equivalent ounces for New Afton includes silver ounces and copper pounds produced converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for Q3 2019 was calculated based on average spot market prices of $1,474 per gold ounce, $17.02 per silver ounce and $2.63 per copper pound and includes 80,454 ounces of silver.

  The mine produced 52,807 gold equivalent ounces for the quarter (16,007 ounces of gold, and 20.1 million pounds of copper). The mine is on track to achieve production guidance of between 215,000 to 245,000 gold equivalent ounces. The lower than planned copper grades realized for the quarter are expected to continue into the fourth quarter.
  Mining and milling performance were in-line with planned levels for the quarter, achieving 15,773 tonnes mined per day and 15,572 tonnes milled per day, at gold recovery of 80% and copper recovery of 84%.
  The second phase of a planned mill upgrade to address supergene ore recovery advanced during the quarter. Key equipment has been installed and commissioning is expected during the fourth quarter.
  Efforts during the quarter continued to focus on de-risking the execution of the C-zone project, primarily focusing on the finalization of the tailings disposal plan and advancing permitting efforts. An updated life of mine plan is expected to be completed in the first quarter of 2020. Sub-level cave (SLC) definition, mining operability and sequencing will continue to be further defined for potential incorporation of the SLC zone into the mine plan. During the quarter, exploration-heading development towards the C-zone commenced and advanced by approximately 720 metres.
  The New Afton delineation and exploration programs are currently underway and include three key initiatives: 1) underground drilling to delineate and expand mineral resources within the SLC zone, located to the east of the planned B3 block cave; 2) underground exploration drilling of the D-zone target to test the potential for additional mineral resources down plunge of the C-zone block cave mineral reserve; and 3) surface geophysical and geochemical surveys along the prospective Cherry Creek trend located within three kilometres of the New Afton mill (See May 29, 2019 press release). The regional exploration program advanced during the quarter and focused on refining follow-up drilling targets in the Cherry Creek trend area that could be included in the drilling program, which is currently scheduled to begin in the fourth quarter.

Upcoming News and Events

  Q3 Financial Results (before-market November 6)
  Updated Life of Mine plans for Rainy River and New Afton (Q1 2020)

Third Quarter Conference Call and Webcast Information
The Company plans to release its third quarter 2019 financial results before market open on Wednesday, November 6, 2019. A conference call and webcast will follow at 8:30 a.m. Eastern time to discuss these results.

  Participants may listen to the webcast by registering on our website at www.newgold.com or via the following link https://event.on24.com/wcc/r/2099950/645C5C8DEAA01AEC5FA8DE84F5C02D86
  Participants may also listen to the conference call by calling toll free 1-866-211-3198, or 1-647-689-6603 outside of the U.S. and Canada.
  A recorded playback of the conference call will be available until by calling toll free 1-800-585-8367, or 1-416-621-4642 outside of the U.S. and Canada, passcode 9896765. An archived webcast will also be available until December 6, 2019 at www.newgold.com.

About New Gold Inc.
New Gold is a Canadian-focused intermediate gold mining company with a portfolio of two core producing assets in Canada, the Rainy River and New Afton Mines as well as the 100% owned Blackwater development project. The Company also operates the Cerro San Pedro Mine in Mexico (in reclamation). New Gold’s vision is to build a leading diversified intermediate gold company based in Canada that is committed to environment and social responsibility. For further information on the Company, visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements
Certain information contained in this news release, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: guidance for production and the factors contributing to those expected results, including throughput and recoveries; planned timing of construction of the tailings management area and its expected capacity; planned development and exploration activities and timing for 2019 and future years; and the expected timing of life of mine plans for Rainy River and New Afton.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold’s latest annual management’s discussion and analysis (“MD&A”), Annual Information Form and Technical Reports filed at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the New Afton Mine, Rainy River Mine and Blackwater project being consistent with New Gold’s current expectations; and (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments during the applicable regulatory processes.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States and, to a lesser extent, Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of mineral reserves and mineral resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses and risks associated with the start of production of a mine, such as Rainy River, (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s Annual Information Form, MD&A and other disclosure documents filed on and available at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information
The scientific and technical information contained herein has been reviewed and approved by Eric Vinet, Vice President, Technical Services of New Gold. Mr. Vinet is a Professional Engineer and member of the Ordre des ingénieurs du Québec. He is a "Qualified Person" for the purposes of NI 43-101.

Contacts

Anne Day
Vice President, Investor Relations
Direct: +1 (416) 324-6003
Email: anne.day@newgold.com